SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Cellular Communications, Inc.
                                (Name of Issuer)

           Series A Redeemable Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    150917102
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 844,200 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 844,200 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         844,200 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.5%

14.      Type of Reporting Person: PN


- ----------------------------
(1) The shares were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2)      Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,268,400 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,268,400 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,830,072 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 9.5% (3)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) Assumes conversion of $38,736,000 principal amount of the Issuer's 0% Convertible Debentures due July 27, 1999 into 561,672 shares of Series A Redeemable Common Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 19,169,155 shares of Series A Redeemable Common Stock outstanding, which number includes shares of Series A Redeemable Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 0% Convertible Debentures due July 27,
                  1999.

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         169,650 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 0.9% (3)

14.      Type of Reporting Person: BD

- ----------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) Assumes conversion of $11,700,000 principal amount of the Issuer's 0% Convertible Debentures due July 27, 1999 into 169,650 shares of the Series A Redeemable Common Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 18,777,133 shares of Series A Redeemable Common Stock outstanding, which number includes shares of Series A Redeemable Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 0% Convertible Debentures due July 27,
                  1999.

              Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 8, 1996 (the "Schedule 13D"), relating to the Series A Redeemable Common Stock, par value $0.01 per share, of Cellular Communications, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Item 2 Persons (as hereinafter defined) on Schedule 13D with respect to Cellular Communications, Inc.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended in its entirety to read as follows:

         This statement relates to the shares of Series A Redeemable Common Stock, par value $0.01 per share (the "Common Stock"), of Cellular Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 110 East 59th Street, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety to read as follows:

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to
Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Main Street, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Main Street, Finance and another limited partnership.


         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.


         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Common Stock and the Issuer's 0% Convertible Debentures due July 27, 1999 ("Debentures") are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 43,924,989 (3)

         Main Street         Working Capital
                             and Other (1)            $ 97,301,274 (3)(4)

         Finance             Working Capital
                             and Other (1)            $  9,524,115 (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. and Wagner, Stott Clearing Corp. as margin loans to acquire the Common Stock and the Debentures, and the remainder was obtained from Working Capital.

         (2) The shares of the Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

         (3) This figure represents the total amount expended by such person in purchasing the Common Stock and the Debentures, as applicable, reported herein.

         (4) Of such amount, $65,520,905 was used to purchase shares of Common Stock and $31,780,369 was used to purchase Debentures.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended in its entirety to read as follows:

         The Item 2 Persons acquired the shares of Common Stock and the Debentures in the ordinary course of business for investment purposes. None of the Item 2 Persons have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Common Stock or Debentures, or to formulate other purposes, plans or proposals regarding the Issuer, the Common Stock or Debentures held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, Investments may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 844,200 shares of the Common Stock, which constitutes approximately 4.5% of the outstanding shares of the Common Stock.

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,830,072, which constitutes approximately 9.5% of the 19,169,155 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         The aggregate number of shares of the Common Stock that Finance owns beneficially, pursuant to Rule 13d-3 of the Act, is 169,650, which constitutes approximately 0.9% of the 18,777,133 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 844,200 shares of the Common Stock, which constitutes approximately 4.5% of the outstanding shares of the Common Stock.

         Each of (1) Fund, as sole general partner of each of Main Street and Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,999,722 shares of the Common Stock, which constitutes approximately 10.3% of the 19,338,805 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,843,922 shares of the Common Stock, which constitutes approximately 14.7% of the 19,338,805 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 844,200 shares of the Common Stock.

         Acting through its general partner, Fund, Main Street has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,268,400 shares of the Common Stock.

         Finance has no power to vote or to direct the vote or to dispose or to dispose or to direct the disposition of any shares of Common Stock.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 844,200 shares of the Common Stock.

         Acting through its general partner, Capital, and in its capacity as the general partner of Main Street, Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,268,400 shares of the Common Stock.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,268,400 shares of the Common Stock.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,268,400 shares of the Common Stock.

         In its capacity as the general partner of Partners I, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,268,400 shares of the Common Stock. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 844,200 shares of the Common Stock.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,112,600 shares of the Common Stock.

         (c)

         Since 60 days prior to the date on which the Reporting Persons became the beneficial owner of greater than 5% of the outstanding shares of the Common Stock, the Reporting Persons have purchased and sold shares of the Common Stock in over-the-counter transactions on NASDAQ, as follows:

                             NUMBER OF SHARES
                               PURCHASED (P)          PRICE PER
ITEM 2 PERSON      DATE         OR SOLD (S)             SHARE

Main Street        02/08/96        5,100 (S)          $ 51.00
Main Street        02/08/96        1,100 (S)            51.13
Main Street        02/08/96        3,700 (S)            51.25
Main Street        02/09/96        1,000 (P)            50.50
Main Street        02/12/96        2,500 (P)            50.50
Main Street        02/23/96        5,000 (P)            51.00
Main Street        02/26/96        1,000 (P)            51.00
Main Street        02/27/96          900 (P)            50.75
Main Street        02/28/96        2,000 (S)            52.00
Main Street        03/05/96        1,000 (P)            51.00
Investments (1)    03/06/96       25,000 (P)            51.00
Main Street        03/08/96       10,000 (P)            50.88
Investments (1)    03/11/96          100 (P)            51.25
Investments (1)    03/11/96       10,000 (P)            51.50
Investments (1)    03/12/96        5,000 (S)            51.00
Investments (1)    03/12/96       15,000 (P)            51.00
Investments (1)    03/18/96          200 (P)            50.88
Investments (1)    03/18/96        1,000 (P)            50.88
Investments (1)    03/20/96       15,100 (P)            51.00
Investments (1)    03/25/96        5,000 (P)            50.88
Investments (1)    03/25/96        2,500 (P)            51.00
Investments (1)    03/26/96        4,000 (P)            50.88
Investments (1)    03/28/96        1,400 (P)            51.13
Investments (1)    03/28/96        1,000 (P)            51.00
Main Street        03/28/96        6,500 (P)            51.00
Main Street        03/28/96        8,600 (P)            51.13
Investments (1)    04/01/96        5,000 (P)            51.00
Investments (1)    04/08/96        1,500 (P)            52.13
Investments (1)    04/08/96        3,200 (P)            52.25
Investments (1)    04/08/96        3,600 (P)            52.25
Investments (1)    04/08/96       51,700 (P)            52.25
Investments (1)    04/08/96       66,200 (P)            52.31
Investments (1)    04/08/96        1,600 (P)            52.38
Investments (1)    04/08/96        3,200 (P)            52.50
Investments (1)    04/08/96        6,500 (P)            52.50
Investments (1)    04/08/96        1,900 (P)            52.63
Investments (1)    04/08/96        2,700 (P)            52.75
Investments (1)    04/08/96       19,400 (P)            53.00
Main Street        04/08/96      138,800 (P)            52.31
Main Street        04/08/96      108,300 (P)            52.25
Main Street        04/08/96        4,100 (P)            52.63
Main Street        04/08/96        6,800 (P)            52.25
Main Street        04/08/96       40,600 (P)            53.00
Main Street        04/08/96       13,500 (P)            52.75
Main Street        04/08/96        6,800 (P)            52.50
Main Street        04/08/96        3,000 (P)            52.13
Main Street        04/08/96        7,600 (P)            52.25
Main Street        04/08/96        3,400 (P)            52.38
Main Street        04/08/96        5,600 (P)            52.75
Investments (1)    04/09/96        7,500 (P)            52.88
Investments (1)    04/09/96        2,500 (P)            52.63
Investments (1)    04/09/96        2,500 (S)            52.88
Investments (1)    04/11/96        5,000 (P)            51.63
Main Street        04/11/96       10,000 (P)            52.75
Main Street        04/11/96       20,000 (P)            52.25
Main Street        04/11/96       10,000 (P)            52.31
Main Street        04/11/96        1,100 (P)            52.25
Investments (1)    04/12/96       10,000 (S)            52.00
Investments (1)    04/12/96        6,000 (S)            52.13
Investments (1)    04/12/96        5,000 (S)            52.00
Main Street        04/16/96       10,000 (P)            52.13
Main Street        04/17/96        2,300 (P)            52.00
Investments (1)    04/18/96       15,000 (S)            52.00
Main Street        04/18/96       35,000 (P)            52.00
Main Street        04/18/96          800 (P)            52.00
Main Street        04/19/96        1,000 (P)            52.00
Main Street        04/22/96        5,000 (P)            52.13
Investments (1)    04/24/96       18,700 (P)            52.21
Investments (1)    04/24/96        1,400 (P)            52.13
Investments (1)    04/24/96       43,300 (P)            52.06
Main Street        04/24/96       36,300 (P)            52.21
Main Street        04/24/96        2,800 (P)            52.13
Main Street        04/24/96       86,700 (P)            52.63
Investments (1)    04/25/96        5,000 (P)            52.13
Investments (1)    04/25/96        2,500 (P)            52.25
Main Street        04/25/96        5,000 (P)            52.13
Main Street        04/25/96        2,500 (P)            52.25
Investments (1)    05/01/96      525,000 (P)            52.00
Main Street        05/01/96      475,000 (P)            52.00
Main Street        05/01/96       10,000 (S)            52.38
Main Street        05/01/96        3,100 (S)            52.32
Main Street        05/01/96        3,600 (S)            52.25

(1) The shares of Common Stock were purchased or sold, as applicable, by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, since 60 days prior to the date on which the Reporting Persons became the beneficial owner of greater than 5% of the outstanding shares of the Common Stock, Main Street has sold Debentures in over-the-counter transactions on NASDAQ, as follows:

                    FACE AMOUNT                  PRICE PER $100
DATE               OF DEBENTURES                  FACE AMOUNT

04/08/96           $  5,000,000                  $ 79.75
04/08/96             10,000,000                    79.75
04/09/96             10,000,000                    79.75
04/23/96              1,000,000                    80.00

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended in its entirety to read as follows:

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock or the Debentures owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         Exhibit 99.2 -- Authorization Certificate for HBK Investments L.P., previously filed as Exhibit A.

         Exhibit 99.3 -- Authorization Certificate for HBK Main Street Investments L.P., filed herewith.

         Exhibit 99.4 -- Authorization Certificate for HBK Finance L.P., filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     May 7, 1996



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer



                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

99.2 Authorization Certificate for HBK Investments L.P., previously filed as Exhibit A.

99.3 Authorization Certificate for HBK Main Street Investments L.P., filed herewith.

99.4 Authorization Certificate for HBK Finance L.P., filed herewith.